EXHIBIT 23.02

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-215427 on Form S-3 of our reports dated February 28, 2019, relating to the consolidated financial statements and financial statement schedule of Pacific Gas and Electric Company and subsidiaries (the “Utility”) (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph regarding certain conditions that give rise to substantial doubt about the Utility’s ability to continue as a going concern and an emphasis of matter paragraph concerning the bankruptcy proceedings), and the effectiveness of the Utility’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Pacific Gas and Electric Company for the year ended December 31, 2018.

/s/ DELOITTE & TOUCHE LLP

February 28, 2019